                                                                    Exhibit 99.1


                               CANWEST MEDIA INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

   FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2004 AND FEBRUARY 28, 2003

                                   (UNAUDITED)

[PRICEWATERHOUSECOOPERS LOGO]

                                                   PRICEWATERHOUSECOOPERS LLP
                                                   CHARTERED ACCOUNTANTS
                                                   One Lombard Place, Suite 2300
                                                   Winnipeg, Manitoba
                                                   Canada R3B 0X6
                                                   Telephone +1 (204) 926 2400
                                                   Facsimile +1 (204) 944 1020

April 21, 2004

TO THE AUDIT COMMITTEE OF CANWEST MEDIA INC.

In accordance with our engagement letter dated January 21, 2004, we have reviewed the accompanying interim consolidated balance sheet of CANWEST MEDIA INC. (the "Company") as at February 29, 2004 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three and six months periods then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
CHARTERED ACCOUNTANTS

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                               CANWEST MEDIA INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

                                                            FOR THE THREE MONTHS ENDED         FOR THE SIX MONTHS ENDED
                                                          -----------------------------     -----------------------------
                                                          FEBRUARY 29,     FEBRUARY 28,     FEBRUARY 29,     FEBRUARY 28,
                                                              2004             2003             2004             2003
REVENUE                                                      488,690         497,131         1,045,481        1,084,540
Operating expenses                                           265,572         264,967           532,088          526,182
Selling, general and administrative expenses                 131,667         135,244           268,260          286,550
                                                            --------         -------         ---------        ---------
                                                              91,451          96,920           245,133          271,808
Amortization of intangibles                                    4,375           4,375             8,750            8,750
Amortization of property, plant and equipment                 18,446          18,155            36,705           37,092
Other amortization                                             1,084           2,470             2,389            3,852
                                                            --------         -------         ---------        ---------
OPERATING INCOME                                              67,546          71,920           197,289          222,114
Interest expense                                             (54,925)        (61,347)         (112,909)        (122,275)
Interest income                                                1,123               -             5,823                -
Amortization of deferred financing costs                      (1,821)         (2,370)           (3,905)          (4,813)
Interest rate swap losses                                    (16,548)         (8,867)          (17,043)          (8,853)
Foreign exchange gains (losses)                                  439             (44)            5,130              (63)
Loan impairment (note 5)                                    (418,746)              -          (418,746)               -
Investment gains                                               1,452          22,108             1,701           22,108
Dividend income                                                    -               -             1,415            1,533
                                                            --------         -------         ---------        ---------
                                                            (421,480)         21,400          (341,245)         109,751
Provision for (recovery of) income taxes (note 4)             (1,263)           (549)           20,546           27,965
                                                            --------         -------         ---------        ---------
EARNINGS (LOSS) BEFORE THE FOLLOWING                        (420,217)         21,949          (361,791)          81,786
Interest in earnings of Network TEN                           17,699          10,884            56,592           36,661
Interest in loss of other equity accounted affiliates           (186)           (449)             (349)            (779)
Realized currency translation adjustments                      2,626            (900)            3,126             (900)
                                                            --------         -------         ---------        ---------

NET EARNINGS (LOSS) FOR THE PERIOD                          (400,078)         31,484          (302,422)         116,768
                                                            ========         =======         =========        =========

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                          AS AT
                                                          -------------------------------------
                                                          FEBRUARY 29, 2004     AUGUST 31, 2003
ASSETS
CURRENT ASSETS
Cash                                                             76,979              115,450
Accounts receivable                                             399,452              370,132
Distributions receivable from Network TEN                             -               20,909
Inventory                                                        12,372               14,509
Investment in film and television programs                      104,044               82,912
Future income taxes                                               8,589               20,223
Other                                                            11,251               10,483
                                                              ---------            ---------
                                                                612,687              634,618
Investment in Network TEN (note 2)                               46,310               55,546
Other investments                                               108,612              109,280
Investment in film and television programs                       48,957               27,661
Due from parent and affiliated companies (note 5)               130,843              515,025
Property, plant and equipment                                   611,887              624,820
Other assets                                                    150,742              126,726
Intangible assets                                             1,111,934            1,093,818
Goodwill                                                      2,431,031            2,424,763
                                                              ---------            ---------
                                                              5,253,003            5,612,257
                                                              =========            =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                 75,361              107,503
Accrued liabilities (note 3)                                    226,304              194,845
Income tax payable                                                8,354               16,968
Film and television programs accounts payable                    54,572               30,507
Deferred revenue                                                 31,118               30,067
Future income taxes                                               6,072                6,072
Current portion of long term debt                                54,748               63,078
                                                              ---------            ---------
                                                                456,529              449,040
Long-term debt (note 6)                                       2,266,714            2,384,146
Other accrued liabilities                                       161,910              150,190
Future income taxes                                             387,504              401,327
                                                              ---------            ---------
                                                              3,272,657            3,384,703
                                                              ---------            ---------
Contingencies (note 7)

SHAREHOLDER'S EQUITY
Equity instruments                                            1,234,818            1,191,004
Contributed surplus                                             132,953              132,953
Retained earnings                                               600,544              931,090
Cumulative foreign currency translation adjustments              12,031              (27,493)
                                                              ---------            ---------
                                                              1,980,346            2,227,554
                                                              ---------            ---------
                                                              5,253,003            5,612,257
                                                              =========            =========

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                     FOR THE THREE MONTHS ENDED         FOR THE SIX MONTHS ENDED
                                                   ------------------------------    -------------------------------
                                                   FEBRUARY 29,      FEBRUARY 28,    FEBRUARY 29,       FEBRUARY 28,
                                                       2004              2003            2004               2003

Retained earnings - beginning of
 period                                             1,014,684          874,706         931,090            803,493

Net earnings (loss) for the period                   (400,078)          31,484        (302,422)           116,768

Interest on junior subordinated floating
 rate debentures net of tax of
 $7,845 and $15,690 for the 3 and 6
 months respectively (2003 - $7,934
 and $17,102 for the 3 and 6 months
 respectively)                                        (14,062)         (15,049)        (28,124)           (29,120)
                                                    ---------          -------        --------            -------

Retained earnings - end of period                     600,544          891,141         600,544            891,141
                                                    =========          =======        ========            =======

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                             FOR THE THREE MONTHS ENDED            FOR THE SIX MONTHS ENDED
                                                          --------------------------------      ------------------------------
                                                          FEBRUARY 29,        FEBRUARY 28,      FEBRUARY 29,      FEBRUARY 28,
                                                              2004                2003              2004              2003
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the period                          (400,078)             31,484          (302,422)          116,768
Items not affecting cash
  Amortization                                                25,726              27,370            51,749            54,507
  Future income taxes                                          5,607              (2,495)           12,236               216
  Interest in earnings of Network TEN                        (17,699)            (10,884)          (56,592)          (36,661)
  Interest rate swap loss                                     16,548               8,867            17,043             8,853
  Realized currency translation adjustments                   (2,626)                900            (3,126)              900
  Loan impairment (note 5)                                   418,746                   -           418,746                 -
  Investment gains                                            (1,452)            (22,108)           (1,701)          (22,108)
  Amortization of film and television
    programs                                                   1,199                   -             1,199                 -
  Pension expense                                              2,670                 770             4,495             1,398
  Other                                                       (5,629)                449            (5,032)              779
Distributions from Network TEN                                99,297              30,212            99,297            30,212
Investment in film and television programs                    (4,098)                  -           (14,077)                -
                                                          ----------          ----------        ----------        ----------
                                                             138,211              64,565           221,815           154,864
Changes in non-cash operating accounts                        36,521             116,246           (79,531)          (23,698)
                                                          ----------          ----------        ----------        ----------
Cash flows from operating activities                         174,732             180,811           142,284           131,166
                                                          ----------          ----------        ----------        ----------

INVESTING ACTIVITIES
Other investments                                                  -              (3,913)                -            (4,473)
Investment in broadcast licences                              (5,813)                  -            (5,813)                -
Proceeds from divestitures                                         -             193,500                 -           193,500
Proceeds from sale of property, plant and
  equipment                                                    7,426                   -             7,426                 -
Purchase of property, plant and equipment                    (14,823)             (6,794)          (25,908)          (11,742)
Net advances to parent and affiliated
  companies (note 5)                                         (19,184)            (58,062)          (35,174)          (47,302)
                                                          ----------          ----------        ----------        ----------
                                                             (32,394)            124,731           (59,469)          129,983
                                                          ----------          ----------        ----------        ----------
FINANCING ACTIVITIES
Repayment of long term debt                                  (91,259)           (237,115)         (123,961)         (250,858)
Net change in bank loans and advances                              -             (27,858)                -                 -
                                                          ----------          ----------        ----------        ----------
                                                             (91,259)           (264,973)         (123,961)         (250,858)
                                                          ----------          ----------        ----------        ----------
Foreign exchange gain on cash
  denominated in foreign currencies                            1,844                   -             2,675                 -
                                                          ----------          ----------        ----------        ----------
NET CHANGE IN CASH                                            52,923              40,569           (38,471)           10,291
CASH - BEGINNING OF PERIOD                                    24,056              19,500           115,450            49,778
                                                          ----------          ----------        ----------        ----------
CASH - END OF PERIOD                                          76,979              60,069            76,979            60,069
                                                          ==========          ==========        ==========        ==========

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2004 AND FEBRUARY 28, 2003
                                   (UNAUDITED)
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

1.    SIGNIFICANT ACCOUNTING POLICIES

      On September 28, 2000, CanWest Media Inc. (the "Company") was created as a wholly-owned subsidiary of CanWest Global Communications Corp. ("CanWest") solely to acquire 100% of the common shares of Global Television Network Inc. ("GTNI"), a wholly-owned subsidiary of CanWest.

      The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, and Internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company's operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television segment includes the Company's 56.6% economic interest in the TEN Group Pty Limited, which owns and operates Australia's TEN Television Network ("Network TEN"). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers, and the National Post as well as operation of the canada.com web portal and other web-based operations. The New Zealand Television Broadcast segment includes the operations of the 3 and C4 Television Networks. The New Zealand Radio Broadcasting segment includes five nationally-networked radio brands and 27 local radio stations including More FM stations. The Irish Television Broadcast segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Australian Outdoor advertising segment includes the Company's economic interest in EyeCorp, an out-of-home advertising operation which is wholly owned by the TEN Group Pty Limited. The Corporate and Other segment includes various investments in media operations, including a 29.9% interest in Northern Ireland's Ulster Television plc ("UTV").

      The Company's broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and Online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

      A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

      BASIS OF PRESENTATION

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all of the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements except as indicated below. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 9.

      CHANGES IN ACCOUNTING POLICIES

      (a) HEDGING RELATIONSHIPS

      The Company adopted CICA Accounting Guideline 13, "Hedging Relationships", (AcG 13) effective September 1, 2003. In accordance with the new policy, the Company's hedging relationships are documented and subject to effectiveness tests on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark to market basis in earnings. The adoption of this guideline had no impact on the financial statements.

      (b) STOCK OPTIONS

      The Company has share based compensation plans under which options of its parent company, CanWest, are issued to certain employees. These options are granted by CanWest with exercise prices equal to the market value of the underlying stock on the date of grant. CanWest adopted the fair value method of accounting recommended by the CICA in Section 3870, "Stock-based Compensation and Other Stock Based Payments", prospectively for stock-based compensation awards granted after September 1, 2003. Accordingly, the Company expensed $0.6 million related to stock options granted by CanWest to the employees of the Company.

2.    INVESTMENT IN NETWORK TEN

      The Company owns approximately 14.6% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of the TEN Group Pty Limited. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate partially paid-up principal amount of A$45,500 and pay a market linked rate of interest. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.2% of the issued and outstanding shares of the TEN Group Pty Limited at the time of conversion. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 56.6% of all distributions paid by Network TEN.

      As a result of its contractual right to representation on TEN's board of directors and other factors, the Company accounts for its interest in the TEN Group Pty Limited on the equity basis. The Company has appointed three of the thirteen members of the board of directors of the TEN Group Pty Limited.

      During the quarter ended February 29, 2004 the TEN Group Pty Limited issued 5,825,000 shares for proceeds of A$11.1 million as a result of the exercise of certain management stock options. This effectively diluted the Company's economic interest in Network TEN to 56.6% from 57.0% at November 30, 2003 and resulted in an investment gain of $1.5 million.

      The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

      SUMMARY CONSOLIDATED BALANCE SHEETS

                                                                AS AT
                                                      -------------------------
                                                      FEBRUARY 29,   AUGUST 31,
                                                          2004          2003
Assets
    Current assets                                      278,203       241,822
    Other assets                                         45,078        37,367
    Property, plant and equipment                        86,302        79,288
    Long term investments                                13,999        11,421
    Intangibles                                         296,092       257,477
    Goodwill                                            102,189        88,752
                                                        -------       -------
                                                        821,863       716,127
                                                        =======       =======
Liabilities and Shareholders' Equity
    Current liabilities                                 175,192       188,633
    Other long term liabilities                         519,165       398,047
    Subordinated  debentures  issued to the Company      40,171        40,171
    Share capital                                        66,645        53,150
    Undistributed earnings                                8,072        35,636
    Cumulative foreign currency translation
      adjustment                                         12,618           490
                                                        -------       -------
                                                        821,863       716,127
                                                        =======       =======

SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS

                                                  FOR THE 6 MONTHS ENDED
                                             ----------------------------------
                                             FEBRUARY 29,          FEBRUARY 28,
                                                 2004                 2003
Revenue                                         394,808              310,268
Operating expenses                              246,046              210,735
                                               --------             --------
Operating profit before amortization            148,762               99,533
Amortization of property, plant, equipment
   and other                                      9,048                7,488
                                               --------             --------
                                                139,714               92,045
Interest rate swap gain                             939                    -
Financing expenses                              (67,016)             (42,301)
                                               --------             --------
                                                 73,637               49,744
Provision for income taxes                       21,358               13,785
                                               --------             --------
Net earnings for the period                      52,279               35,959
                                               ========             ========

Net earnings for the period                      52,279               35,959
Interest in respect of subordinated
   debentures held by the Company                53,488               32,091
                                               --------             --------
Earnings for the period before interest in
   respect of subordinated debentures (1)       105,767               68,050
                                               ========             ========

SUMMARY STATEMENT OF UNDISTRIBUTED EARNINGS

                                                                      FOR THE 6 MONTHS ENDED
                                                                  ------------------------------
                                                                  FEBRUARY 29        FEBRUARY 28
                                                                      2004              2003
Undistributed earnings (deficit) - beginning of year                 35,636           (52,232)

Earnings for the period before interest in respect of
   subordinated debentures                                          105,767            68,050

Distributions paid and payable                                     (133,331)          (53,578)
                                                                   --------          --------

Undistributed earnings (deficit) - end of period                      8,072           (37,760)
                                                                   ========          ========

(1) The Company's economic interest in Network TEN's earnings for the six months ended February 29, 2004 is $56.6 million (2003 - $36.7 million), comprised of its 14.6% interest in net earnings and its interest in the subordinated debentures.

3.    RESTRUCTURING ACCRUALS

      For the period ended February 29, 2004, expenditures charged to the restructuring accruals were $8.3 million. The balance of the restructuring accruals are expected to be utilized by August 31, 2004.

                                                       LEASE/
                                                      CONTRACT
                                        SEVERANCE   TERMINATION      INTEGRATION       OTHER       TOTAL
Balance August 31, 2003                  10,326        2,482             250           2,340      15,398
Expenditures - 2004                       7,469          592               -             258       8,319
                                         ------        -----             ---           -----      ------
Balance February 29, 2004                 2,857        1,890             250           2,082       7,079
                                         ======        =====             ===           =====      ======

4.    INCOME TAXES

      The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                      FOR THE THREE MONTHS ENDED    FOR THE SIX MONTHS ENDED
                                      --------------------------   --------------------------
                                      FEBRUARY 29,  FEBRUARY 28,   FEBRUARY 29,  FEBRUARY 28,
                                         2004           2003           2004          2003
Income taxes at combined
   Canadian statutory rate of
   35.59% (2003 -- 38.66%)             (150,005)         8,274       (121,449)       42,430
Effect of valuation allowance on
   future tax assets                    151,232              -        151,232             -
Effect of foreign income tax rates
   differing from Canadian income
   tax rates                             (1,173)          (445)        (2,423)       (1,774)
Large corporations tax                      800            800          1,600         1,600
Effect of change in tax rates                 -              -         17,991             -
Effect of change in expected
   future tax rates                           -              -        (12,586)            -
Effect of resolved tax dispute                -              -         (7,000)            -
Utilization of loss carry forwards
  not previously tax effected            (1,797)        (1,545)        (7,386)       (5,923)
Capital gains                                 -         (7,706)             -        (7,706)
Other                                      (320)            73            567          (662)
                                       --------       --------       --------      --------
Provision for income taxes               (1,263)          (549)        20,546        27,965
                                       ========       ========       ========      ========

5.    RELATED PARTY BALANCES AND TRANSACTIONS

      Due from parent and affiliated companies consist of the following:

                                                                            AS AT
                                                                 FEBRUARY 29,   AUGUST 31,
                                                                     2004          2003
Due from parent, CanWest -- non-interest bearing                     81,611       82,115
Due from companies under common control--
  CanWest Entertainment Inc. -- non-interest
  bearing                                                            60,565       60,502
Fireworks Entertainment Inc.-- bearing interest at
  prime                                                             407,413      372,408
Provision for loan impairment                                      (418,746)           -
                                                                   --------      -------
Due from parent and affiliated companies                            130,843      515,025
                                                                   ========      =======

      These advances have no fixed repayment terms.

      The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by Canwest, which are subject to measurement uncertainty. The estimated recoverable amounts of these loans depend on estimates of the profitability of Fireworks, which in turn, depends upon assumptions regarding future conditions in the film and entertainment industry and the exploitation of the films included in Fireworks' library. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company has established a provision of $419 million against these loans.

6.    LONG TERM DEBT

      The following provisions of the Company's Senior Secured Credit Facility are in addition to the terms described in note 8 of the annual financial statements.

      The provisions of the Company's Senior Secured Credit facility require that, for fiscal years in which the credit rating for the Senior Secured Credit facility is below a prescribed level, the Company make a prepayment of its Senior Secured Credit facility equal to 50% of its free cash flow, as defined under the facility, for such fiscal year. The Company was required to make a prepayment of $41.5 million in January 2004 in respect of fiscal 2003.

      Under its Senior Secured Credit facility, the Company is required to maintain a fair value of its foreign currency interest rate and interest rate swaps above a prescribed minimum. There are also prescribed minimums with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $31 million in the six months ended February 29, 2004 (six months ended February 28, 2003 - nil). Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

7.    CONTINGENCIES

      a) On December 17, 2003 the Company filed a statement of claim against Hollinger International Inc., Hollinger Inc. and certain related parties in the amount of $25.7 million plus interest representing amounts owed to the Company related to its acquisition of 50% of The National Post Company partnership in March 2002. The Company has also requested arbitration related to a further $54.3 million owed by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership related to certain unresolved matters related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership.

      b) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

8.    SEGMENTED INFORMATION

      The Company operates primarily within the publishing, online, broadcasting, and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

      Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit(1). Management includes its proportionate interest in the results of its equity accounted Australian television and outdoor operations in strategic decision making, therefore, these proportionate results are included in the following segmented disclosure. Segmented information in Canadian dollars is as follows:

                                          FOR THE THREE MONTHS ENDED                      FOR THE SIX MONTHS ENDED
                                  ----------------------------------------    -------------------------------------------
                                      REVENUE(2)         OPERATING PROFIT           REVENUE(2)           OPERATING PROFIT
                                  ------------------    ------------------    ----------------------    -----------------
                                  FEB.29     FEB.28      FEB.29     FEB.28      FEB.29      FEB.28      FEB.29     FEB.28
                                   2004       2003        2004       2003        2004        2003        2004       2003
OPERATING SEGMENTS
Publishing and Online - Canada    275,029    279,541     56,573     52,959      578,487      598,287    139,726    134,753
TELEVISION
Canada                            160,977    171,320     29,958     42,492      352,229      385,826     86,128    123,889
Australia - Network TEN            81,676     63,703     28,222     18,877      203,063      159,942     80,862     55,902
New Zealand                        21,817     19,242      3,052       (270)      52,680       45,453     12,913      6,973
Ireland                             7,759      7,863      2,162      1,928       17,619       17,964      5,886      5,915
                                  -------    -------    -------    -------    ---------    ---------    -------    -------
Total television                  272,229    262,128     63,394     63,027      625,591      609,185    185,789    192,679
Radio - New Zealand                23,108     19,165      7,930      5,393       44,466       37,010     15,017     10,747
Outdoor - Australia                10,231      8,256      1,280        460       21,455       18,463      3,769      1,329
                                  -------    -------    -------    -------    ---------    ---------    -------    -------
                                  580,597    569,090    129,177    121,839    1,269,999    1,262,945    344,301    339,508
Corporate and other                     -          -     (8,224)    (5,582)           -            -    (14,537)   (10,469)
                                  -------    -------    -------    -------    ---------    ---------    -------    -------
Total Combined                    580,597    569,090    120,953    116,257    1,269,999    1,262,945    329,764    329,039
Elimination of equity accounted
 affiliates(3)                    (91,907)   (71,959)   (29,502)   (19,337)    (224,518)    (178,405)   (84,631)   (57,231)
                                  -------    -------    -------    -------    ---------    ---------    -------    -------
Total Consolidated                488,690    497,131     91,451     96,920    1,045,481    1,084,540    245,133    271,808
                                  =======    =======    =======    =======    =========    =========    =======    =======

(1) Operating profit is earnings before interest, taxes, amortization, interest rate swap losses and gains, foreign exchange losses and gains, loan impairment, investment gains, dividend income, interest in earnings of equity accounted affiliates and realized currency translation gains and losses.

(2) Represents revenue from third parties. In addition the Canadian Television segment recorded intersegment revenues in the six months ended February 29, 2004 of $0.445 million (2003 - nil).

(3) Elimination of proportionate interest in Australia's Network TEN and Outdoor.

9.    UNITED STATES ACCOUNTING PRINCIPLES

      These interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). In certain aspects GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the last annual financial statements with the exception of the following reconciling item.

      ADJUSTMENT TO PURCHASE EQUATION

      Under U.S. GAAP, the settlement of tax issues acquired through a business acquisition result in an adjustment to the purchase equation. In accordance with Canadian GAAP, the impact is recorded in earnings.

      RECONCILIATION TO US GAAP

      CONSOLIDATED STATEMENTS OF EARNINGS

      The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

                                                                                    FOR THE SIX MONTHS ENDED
                                                                             ---------------------------------------
                                                                             FEBRUARY 29                 FEBRUARY 28
                                                                                2004                        2003
Net earnings (loss) in accordance with Canadian
 GAAP                                                                         (302,422)                    116,768
Pre-operating costs, net of tax of ($186) (2003 -
 ($860))                                                                          (898)                      1,957
Realization of cumulative translation adjustments,
 net of tax of nil                                                              (3,126)                        900
Programming costs imposed by regulatory
 requirement, net of tax of $632 (2003 - $1,155)                                (2,443)                     (1,530)
Integration costs related to CanWest Publications,
 net of tax of $109                                                                  -                        (193)
Adjustments related to equity accounted affiliates,
 net of tax of ($1,534)                                                          2,726                           -
Adjustment to purchase equation                                                 (7,000)                          -
Reclassification of interest on junior subordinated
 notes from equity, net of tax of $15,690 (2003 - $17,102)                     (28,124)                    (29,120)
Unrealized gain (loss) on interest rate and cross
 currency interest rate swaps net of tax of ($9,702)
 (2003 - ($3,743))                                                               7,381                      22,841
                                                                              --------                     -------
Net earnings (loss) in accordance with U.S.
 GAAP                                                                         (333,906)                    111,623
                                                                              ========                     =======

                               CANWEST MEDIA INC.
                         INTERIM REPORT TO SHAREHOLDERS
              FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2004

APRIL 21, 2004

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Management Discussion and Analysis or the Company's documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

OVERVIEW

The Company is an international media company formed under the laws of Canada. In Canada, the Company owns and operates 16 broadcast television stations and several specialty cable channels - including Prime TV and seven digital specialty channels, two FM Radio Stations, ten metropolitan newspapers, the National Post - a daily Canadian national newspaper, and more than 20 non-daily publications. The Company also owns and operates New Zealand's 3 and C4 television networks and CanWest Radio NZ and has a 56.6% economic interest in Australia's Network TEN, which includes a wholly owned out-of-home advertising company, Eye Corp. The Company also has a 45% interest in the Republic of Ireland's TV3, and a 29.9% equity interest in Northern Ireland's UTV. This interim discussion should be read in conjunction with the Management Discussion and Analysis for the year ended August 31, 2003.

TRENDS

The Company has historically derived more than 75% of its revenue from advertising in Canada. For that reason, the Company's results typically reflect overall activity in the Canadian economy.

The positive momentum in advertising markets for Canadian newspapers experienced in fiscal 2003 has continued through the first six months of fiscal 2004. For Canadian television, the television advertising market in Canada softened in the first quarter of fiscal 2004, the second quarter showed a marginal improvement. Beyond the second quarter, the outlook is more positive as management expects revenues for the balance of fiscal 2004 to be relatively consistent with the prior year.

Internationally, advertising markets, particularly in Australia and New Zealand, continue to be very strong and are expected to contribute to continued increases in our results for our broadcasting and other operations in those markets.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED FEBRUARY 29, 2004

The Company defines EBITDA as earnings before interest, taxes, depreciation, amortization, interest rate swap losses and gains, foreign exchange losses and gains, loan impairment, investment losses and gains, dividend income, interest in earnings of equity accounted affiliates, and realized currency translation adjustments. EBITDA is not a recognized measure of financial performance under Canadian GAAP. Management utilizes EBITDA as a measure of segment profitability in making strategic resource allocations. In addition, the Company and its lenders and investors use EBITDA to measure performance against the Company's various leverage covenants. Investors are cautioned, however, that EBITDA should not be construed as an alternative to operating income or net earnings determined in accordance with GAAP as an indicator of the Company's performance. The Company's method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies. EBITDA is equivalent to "Segment Operating Profit" which is the segment profitability measure reported in the Company's financial statements, see note 8 to the interim financial statements.

The following is a table of segmented results for the three months ended February 29, 2004 and February 28, 2003 including a reconciliation of segment operating profit (EBITDA) to operating income:

                                                                              SEGMENT OPERATING
                                                         REVENUE               PROFIT (EBITDA)
                                                  --------------------      -------------------
                                                   2004         2003          2004        2003
                                                   $000         $000          $000        $000
OPERATING SEGMENTS
Publishing and Online - Canada                    275,029      279,541        56,573     52,959
                                                  -------      -------       -------     ------
Television
Canada                                            160,977      171,320        29,958     42,492
Australia - Network TEN(1)                         81,676       63,703        28,222     18,877
New Zealand                                        21,817       19,242         3,052       (270)
Ireland                                             7,759        7,863         2,162      1,928
                                                  -------      -------       -------     ------
Total television                                  272,229      262,128        63,394     63,027

Radio - New Zealand                                23,108       19,165         7,930      5,393
Outdoor - Australia(1)                             10,231        8,256         1,280        460
                                                  -------      -------       -------     ------
                                                  580,597      569,090       129,177    121,839
Corporate expenses                                      -            -        (8,224)    (5,582)
                                                  -------      -------       -------     ------
Total combined                                    580,597      569,090       120,953    116,257
Elimination of equity accounted
  affiliates(1)                                   (91,907)     (71,959)      (29,502)   (19,337)
                                                  -------      -------       -------     ------

Total Consolidated                                488,690      497,131        91,451     96,920
                                                  =======      =======
Amortization expense                                                         (23,905)   (25,000)
                                                                             -------     ------
Operating income                                                              67,546     71,920
                                                                             =======     ======

(1) Represents the Company's proportionate interest in Network TEN and its wholly owned subsidiaries.

The following discussion is based on the Company's consolidated results for the three months ended February 29, 2004. Comparisons with the prior year's results are affected by corporate initiatives, including the divestiture of certain newspaper publishing properties, accordingly, the Company provides certain pro forma comparatives. Pro forma revenue and EBITDA for the three months ended February 28, 2003 exclude the results of certain newspaper properties sold to Osprey Media in February 2003.

                                                                                    OPERATING
                                               REVENUE            EBITDA             INCOME
For the three months ended February 28, 2003    $000               $000               $000
As reported                                    497,131             96,920             71,920

Newspaper publishing properties sold           (16,728)            (3,180)            (2,960)
                                              --------             ------           --------

Pro forma                                      480,403             93,740             68,960
                                              ========             ======           ========

The Company reported consolidated revenues of $489 million for the three months ended February 29, 2004, a decrease of $8 million from the actual revenues reported for the previous year but an increase of $8 million from pro forma revenues of $480 million. Revenues for the second quarter reflect decreases in Canadian Television revenues offset by increases in Canadian Publishing and Online and significant increases in revenues from international media operations.

Consolidated operating expenses (including selling, general, and administrative expenses) before amortization decreased $3 million to $397 million. On a pro forma basis, operating expenses increased $11 million, or 3% from $387 million in the second quarter the previous year as a result of small increases in a number of operating segments as described in the segmented results.

Consolidated EBITDA decreased by 6% to $91 million from $97 million last year. Compared to last year on a pro forma basis, EBITDA decreased by 2% from $94 million last year. The decrease in EBITDA reflects substantial increases at broadcast operations in New Zealand as well as in Publishing and Online operations, which were more than offset by declines in EBITDA in Canadian Television.

SEGMENTED RESULTS

Publishing and Online revenues for the second quarter of fiscal 2004 were $275 million, an increase of 5% from the pro forma revenues of $263 million for the previous year. Advertising revenues were up in all categories of sales including classified, retail and national with increases in both linage and rates. While circulation numbers were marginally down, circulation revenue increased as a result of increased revenue per copy. Circulation comprises approximately 17% of total revenues for the newspaper group, consistent with the prior year.

Compared to last year on a pro forma basis, operating expenses (including selling, general and administrative expenses) of the Company's Publishing and Online operations increased by 3%, or $5 million, to $218 million from $213 million. This reflects cost reductions resulting from restructuring undertaken in the latter part of fiscal 2003 offset by normal salary escalations, and increases in certain administrative costs including pension expense. Newsprint expenditures were flat compared to the prior year reflecting a 4% increase in the cost of newsprint offset by reduced consumption.

On the strength of revenue increases, the Publishing and Online operations achieved a 14% increase in EBITDA of $7 million to $57 million for the three months ended February 29, 2004 compared to the pro forma results for the same period last year.

Revenues from Canadian Television Broadcast operations were down by 6%, or $10 million, to $161 million from $171 million recorded in the previous year as a result of reduced advertising sales. This represented a favorable improvement over the first quarter results, where revenues were 11% lower than in the first quarter of fiscal 2003.

The Company's seven digital specialty channels' revenues increased by 5% to $2 million in the second quarter compared to the same period in the previous year.

Operating expenses (including selling, general and administrative expenses) of $131 million at Canadian Television Broadcast operations were 2%, or $2 million, higher than in the same period the prior year, reflecting cost reductions achieved through operational restructuring activities which were more than offset by a 2% year over year increase in programming expense and a $2 million charge for SOCAN fees. This charge, retroactive to January 2002, results from the March 22, 2004 decision of the Copyright Board to raise the SOCAN tariff on airtime revenues from 1.8% to 1.9%.

As a result of revenue decreases, Canadian television broadcast EBITDA decreased 29% to $30 million in the second quarter of fiscal 2004 as compared to the second quarter of fiscal 2003.

The Company's share of revenue from Australian television operations increased by 28% to $82 million from $64 million the prior year. In domestic currency, revenues increased 17%, reflecting TEN's strong rating performance in a continuing strong television advertising environment. The strength of the Australian currency contributed an additional 11% to the reported increase on translation to Canadian dollars. The Company's share of operating expenses increased 19% to $53 million compared to $45 million for the second quarter in fiscal 2003, reflecting the strengthening Australian currency as well as increased programming costs. The Company recorded an EBITDA increase of 50% to $28 million for the second quarter of 2004 for its share of its Australian television operations, compared to $19 million in fiscal 2003.

The Company's share of revenues from its Australian Outdoor Advertising operations increased by $2 million or 24% to $10 million from $8 million for the second quarter in fiscal 2003. This increase reflects 13% growth in revenue in domestic currency with a further 11% increase as a result of currency translation. The Company's share of EBITDA from its Australian Outdoor Advertising operations increased by $1 million to $1 million as compared to the second quarter in fiscal 2003.

The Company's 45% share of revenues at TV3 in the Republic of Ireland decreased marginally to $8 million in the second quarter of 2004 compared to the second quarter last year. The Company's share of TV3's EBITDA was $2 million, consistent with the prior year.

Revenues from television broadcast operations for New Zealand's 3 and C4 television networks increased by 13% to $22 million for the second quarter of fiscal 2004 from $19 million the previous year. In local currency, revenues increased by 6% reflecting growth in the advertising market. C4 was re-launched in the first quarter as New Zealand's first free-to-air music channel and is contributing increased revenues. The strengthening New Zealand currency contributed an additional 7% on translation to Canadian dollars. Operating expenses decreased by 4% to $19 million, primarily as a result of reduced programming expenses. New Zealand 3 and C4 produced EBITDA of $3 million, a $3 million increase from the break-even results recorded in the second quarter of 2003.

CanWest Radio New Zealand continued its steady performance, increasing revenues, EBITDA and operating income for the three months ended February 29, 2004. Revenue grew by 21% to $23 million from $19 million the previous year reflecting a 13% increase in revenue in domestic currency with an additional 8% increase as a result of currency translation. EBITDA grew by 47% to $8 million from $5 million in the previous year.

Amortization of intangibles was $4 million in the second quarter of both fiscal 2004 and 2003. Amortization of property and equipment increased marginally to $18 million from $18 million for the second quarter of fiscal 2004 compared to the second quarter of fiscal 2003.

Interest expense was $55 million for the three months ended February 29, 2004, compared to $61 million in the previous year, reflecting the reduced level of debt as well as reduced interest rates achieved through the Company's refinancing activities in fiscal 2003.

In the three months ended February 29, 2004, Network TEN issued shares which effectively diluted the Company's economic interest to 56.6% and resulted in an investment gain of $1.5 million. In the second quarter of fiscal 2003, the investment gain of $22 million was primarily related to the sale of certain small market newspapers.

In the second quarter of fiscal 2004, the Company recorded a $17 million loss equivalent to the change in fair value of interest rate and cross currency swaps on debt that has been retired. This compares to a loss of $9 million for the second quarter of fiscal 2003.

The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by Canwest Global Communications Corp. ("CanWest"), which are subject to measurement uncertainty. The estimated recoverable amounts of these loans depend on estimates of the profitability of Fireworks, which in turn, depends upon assumptions regarding future conditions in the film and entertainment industry and the exploitation of the films included in Fireworks' library. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the Company established a provision of $419 million against these loans in its second quarter of fiscal 2004.

The recovery of income taxes was $1 million for the three months ended February 29, 2004, compared to $0.5 million in fiscal 2003. The effective tax rate is significantly below the Company's statutory rate of 36% as a result of losses for which tax recoveries were not recorded partially offset by the impact of international tax rates which are lower than Canadian rates.

The Company recorded gains of $3 million associated with the realization of currency translation adjustments related to Network TEN distributions and repayment of certain inter-company loans by its New Zealand operations. This compares to a $1 million loss in the second quarter of fiscal 2003.

The Company's equity interest in earnings of Network TEN was $18 million for the second quarter of fiscal 2004 compared to $11 million in fiscal 2003 as a result of the strong performance of Network TEN, as well as the strong Australian currency performance, as described above.

The net loss for the three months ended February 29, 2004 was $400 million compared to net earnings of $31 million for the three months ended February 28, 2003. This reflects the impact of the $419 million loan impairment expense recorded in the second quarter of fiscal 2004.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED FEBRUARY 29, 2004

The following is a table of segmented results for the six months ended February 29, 2004 and February 28, 2003 including a reconciliation of segment operating profit (EBITDA) to operating income:

                                                                                                        SEGMENT OPERATING
                                                                   REVENUE                                PROFIT (EBITDA)
                                                       -------------------------------           -------------------------------
                                                          2004                2003                  2003                 2003
                                                          $000                $000                  $000                 $000
OPERATING SEGMENTS
Publishing and Online - Canada                            578,487              598,287              139,726              134,753
                                                       ----------           ----------           ----------           ----------
Television
Canada                                                    352,229              385,826               86,128              123,889
Australia - Network TEN(1)                                203,063              159,942               80,862               55,902
New Zealand                                                52,680               45,453               12,913                6,973
Ireland                                                    17,619               17,964                5,886                5,915
                                                       ----------           ----------           ----------           ----------
Total television                                          625,591              609,185              185,789              192,679

Radio - New Zealand                                        44,466               37,010               15,017               10,747
Outdoor - Australia(1)                                     21,455               18,463                3,769                1,329
                                                       ----------           ----------           ----------           ----------
                                                        1,269,999            1,262,945              344,301              339,508
Corporate expenses                                              -                    -              (14,537)             (10,469)
                                                       ----------           ----------           ----------           ----------
Total combined                                          1,269,999            1,262,945              329,764              329,039
Elimination of equity accounted affiliates(1)            (224,518)            (178,405)             (84,631)             (57,231)
                                                       ----------           ----------           ----------           ----------

Total Consolidated                                      1,045,481            1,084,540              245,133              271,808
                                                       ==========           ==========
Amortization expense                                                                                (47,844)             (49,694)
                                                                                                 ----------           ----------
Operating income                                                                                    197,289              222,114
                                                                                                 ==========           ==========

(1) Represents the Company's proportionate interest in Network TEN and its wholly owned subsidiaries.

The following discussion is based on the Company's consolidated results for the six months ended February 29, 2004. Comparisons with the prior year's results are affected by corporate initiatives, including the divestiture of certain newspaper publishing properties, accordingly, the Company provides certain pro forma comparatives. Pro forma revenue and EBITDA for the six months ended February 28, 2003 exclude the results of certain newspaper properties sold to Osprey Media in February 2003.

                                                                                        OPERATING
                                               REVENUE               EBITDA               INCOME
For the six months ended February 28, 2003      $000                  $000                 $000
As reported                                    1,084,540              271,808              222,114

Newspaper publishing properties sold             (39,956)             (10,105)              (9,612)
                                              ----------           ----------           ----------

Pro forma                                      1,044,584              261,703              212,502
                                              ==========           ==========           ==========

The Company reported consolidated revenues of $1,045 million for the six months ended February 29, 2004, a decrease of $39 million from the actual revenues reported for the previous year but an increase of $1 million from pro forma revenues of $1,045 million. Revenues for the six months reflected decreases in Canadian Television revenues offset by increases in Canadian Publishing and Online revenue and significant increases in revenues from international media operations.

Consolidated operating expenses (including selling, general, and administrative expenses) before amortization decreased $12 million to $800 million. On a pro forma basis, operating expenses increased $17 million, or 2% from $783 million in the first six months the previous year, as a result of small increases in a number of operating segments as described in the segmented results.

Consolidated EBITDA decreased by 10% to $245 million from $272 million last year. Compared to last year on a pro forma basis, EBITDA decreased by 6% from $262 million last year. The decrease in EBITDA reflected substantial increases at broadcast operations in New Zealand as well as in Publishing and Online operations, which were more than offset by declines in EBITDA in Canadian Television.

SEGMENTED RESULTS

Publishing and Online revenues for the six months ended February 29, 2004 were $578 million, an increase of $20 million, or 4%, from the pro forma revenues of $558 million for the previous year. Advertising revenues were up in all categories of sales including classified, retail and national with increases seen in both linage and rates. While circulation numbers were flat, circulation revenue increased marginally as a result of achieving an increase in revenue per copy.

Compared to last year on a pro forma basis, operating expenses (including selling, general and administrative expenses) of the Company's Publishing and Online operations increased by 1% or $5 million to $439 million from $434 million. This reflected cost reductions resulting from restructuring undertaken in the latter part of fiscal 2003 offset by normal salary escalations, an increase in newsprint expense, and increases in certain administrative costs including pension expense. Newsprint expenditures were up approximately 2% over the prior year as a result of a 5% increase in the cost of newsprint, partially offset by reduced consumption.

On the strength of revenue increases the Publishing and Online operations achieved a $15 million, or 12%, increase in EBITDA to $140 million for the six months ended February 29, 2004 compared to the pro forma results for the same period last year.

Revenues from Canadian Television Broadcast operations were down by 9%, or $34 million, to $352 million from $386 million recorded in the previous year as a result of a 9% decrease in airtime sales.

The Company's seven digital specialty channels reported increases in both subscriber and advertising revenue. Overall, revenues increased by 13% to $5 million in the six months ended February 29, 2004 compared to the same period in the previous year. There are now more than 3.2 million subscribers to the Company's digital services, representing a 10% increase year to date in fiscal 2004 year. The Company's seventh channel, Cool TV was launched in the first quarter of fiscal 2004.

Operating expenses (including selling, general and administrative expenses) of $266 million at Canadian Television Broadcast operations were 2%, or $4 million, higher for the six months ended February 29, 2004 than in the same period the prior year, reflecting increases in program amortization expense, SOCAN fees and pension expense, offset by cost reductions achieved through operational restructuring activities. Program expenses which comprise approximately 60% of the Canadian television operating expenses increased by 4% for the six months ended February 29, 2004 as compared to the same period in fiscal 2003.

As a result of revenue decreases and expense increases, Canadian Television Broadcast EBITDA decreased 30% to $86 million compared to $124 million for the first six months of fiscal 2003.

The Company's share of revenue from Australian television operations increased by 27% to $203 million from $160 million the prior year. In domestic currency, revenues increased 19% reflecting TEN's strong rating performance in an increasingly strong television advertising environment. The strength of the Australian currency contributed an additional 8% increase in translation to Canadian dollars. The Company's share of operating expenses increased 17% to $122 million compared to $104 million for the first six months in fiscal 2003, reflecting the strengthening Australian currency as well as increased programming costs. The Company recorded an EBITDA increase of 45% to $81 million for the six months ended February 29, 2004 for its share of Australian television operations, compared to $56 million in fiscal 2003.

The Company's share of revenues from its Australian Outdoor Advertising operations increased by $3 million or 16% to $21 million from $18 million for the second quarter in fiscal 2003. This increase reflects 8% growth in revenue in domestic currency with a further 8% increase as a result of currency translation. The Company's share of EBITDA from its Australian Outdoor Advertising operations increased by $2 million, or 184% to $4 million, as compared to the six months ended February 28, 2003.

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The Company's 45% share of revenues at TV3 in the Republic of Ireland was unchanged at $18 million in the six months ended February 29, 2004 compared to the same period last year. The Company's share of TV3's EBITDA was $6 million, also consistent with the prior year.

Revenues from television broadcast operations for New Zealand's 3 and C4 television networks increased by 16% to $53 million for the six months ended February 29, 2004 from $45 million the previous year. In local currency, revenues increased by 8% reflecting market growth. C4 was re-launched in the period as New Zealand's first free-to-air music channel and is producing increased revenues. The strengthening New Zealand currency contributed an additional 8% increase. Operating expenses increased by 3% to $40 million entirely as a result of the strengthening New Zealand currency. In local currency operating expenses decreased by 3% primarily as a result of reduced programming costs. New Zealand 3 and C4 produced EBITDA of $13 million, a $6 million increase from $7 million recorded in the six months ended February 28, 2003.

CanWest Radio New Zealand continued its steady performance, increasing revenues, EBITDA and operating income for the six months ended February 29, 2004. Revenue grew by 20% to $44 million from $37 million the previous year. Revenue in domestic currency grew by 12% with an additional 8% increase as a result of translation to Canadian currency. EBITDA grew by 40% to $15 million from $11 million for the six months ended February 28, 2003.

Amortization of intangibles was $9 million for the first six months of both fiscal 2004 and fiscal 2003. Amortization of property and equipment decreased marginally to $37 million for the six months ended February 29, 2004 compared to the same period in fiscal 2003.

Interest expense was $113 million for the six months ended February 29, 2004, compared to $122 million in the previous year, reflecting the reduced level of debt as well as reduced interest rates achieved through refinancing of debt in fiscal 2003.

In the six months ended February 29, 2004, the Company recorded a $17 million loss equivalent to the change in fair value of interest rate and cross currency swaps on debt that has been retired. This compares to a loss of $9 million for the same period of fiscal 2003.

The Company recorded interest income of $6 million for the six months ended February 29, 2004 primarily related to a tax issue which was resolved in the first quarter. The Company recorded foreign exchange gains of $5 million in the six months ended February 29, 2004 primarily the result of translation gains on US$ denominated debt which has not been hedged and on distributions receivable from Network TEN. This compares to a small foreign exchange loss recorded in the previous year.

The Company has loans due from Fireworks Entertainment Inc. and its parent, CanWest Entertainment Inc., companies controlled by Canwest Global Communications Corp. ("CanWest"), which are subject to measurement uncertainty. The estimated recoverable amounts of these loans depend on estimates of the profitability of Fireworks, which in turn, depends upon assumptions regarding future conditions in the film and entertainment industry and the exploitation of the films included in Fireworks' library. Following a period of poor financial performance and increasing concern about the significant decline in the marketability of Fireworks products internationally, CanWest has commenced a process to sell its Fireworks Entertainment Division. A comprehensive revaluation of the fair value of the assets and liabilities of Fireworks Entertainment was completed which resulted in the determination of a fair value that was significantly below the book value of the loans, and accordingly, the

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Company established a provision of $419 million against these loans in the six months ended February 29, 2004.

For the six months ended February 29, 2004, Network TEN issued shares pursuant to the exercise of certain executive stock options which effectively diluted the Company's economic interest to 56.6% and resulted in an investment gain of $2 million. In the second quarter of fiscal 2003, the investment gain of $22 million was primarily related to the sale of certain small market newspapers. Dividend income of $1 million received from UTV in the first quarter of fiscal 2004 is consistent with fiscal 2003.

The provision for income taxes was $21 million for the six months ended February 29, 2004, compared to $28 million in fiscal 2003. The effective tax rate of (6%) differs from the Company's statutory rate of 36% as a result of result of losses which were not tax effected, the effect of changes in future tax rates which caused a net increase in future tax liabilities and resulted in a $5 million income tax expense which were partially offset by the impact of international tax rates which are below Canadian rates and a $7 million credit from the resolution of a tax issue.

The Company's equity interest in earnings of Network TEN was $57 million for the six months ended February 29, 2004 compared to $37 million in the same period in fiscal 2003 as a result of the strong performance of Network TEN as well as the strong Australian currency, as described above.

The Company recorded gains of $3 million related to the realization of currency translation adjustments related to Network TEN distributions and repayment of inter-company loans by its New Zealand operations. This compared to a $1 million loss in the six months ended February 28, 2003.

The net loss for the six months ended February 29, 2004 was $302 million compared to net income of $117 million for the six months ended February 28, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from continuing operations before changes in non-cash working capital was $222 million for the six months ended February 29, 2004, compared to $155 million for the six months ended February 28, 2003. The cash distributions from Network TEN for the six months ended February 29, 2004 were $99 million compared to $30 million for the same period last year.

Changes in non-cash operating accounts resulted in a use of cash of $80 million in the first half of fiscal 2004 compared to a use of $24 million for the same period in fiscal 2003. As a result of the seasonality of the Company's operations it is expected that working capital requirements are higher at February than at August. The additional use of cash in fiscal 2004 is partly the result of payments of $40 million in swap recouponing payments and prepaid interest in fiscal 2004. For the six months ended February 28, 2003 changes in non-cash operating accounts was affected by the receipt of a $31 million tax settlement. Cash flow from operating activities for the six months ended February 29, 2004 was $142 million compared to $131 million in the previous year.

Cash and short term investments were $77 million at February 29, 2004, compared to $115 million at August 31, 2003.

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Capital expenditures were $26 million for the six months ended February 29,
2004, compared to $12 million for the first six months in fiscal 2003. Capital spending related to regular replacement of capital assets comprised approximately 80% of the total. Proceeds from the sale of fixed assets amounted to $7 million for the first six months of fiscal 2004. In addition, the Company invested $6 million in FM radio frequencies related to its New Zealand Radio operations.

Network TEN declared dividends in July, October and December 2003, which resulted in the payment of distributions of $99 million to the Company in December 2003 and January 2004.

Long term debt, including the current portion, decreased by $126 million during the six months ended February 29, 2004 to $2,321 million. The Company made principal repayments on long term debt of $124 million in the six months ended February 29, 2004, including $60 million of repayments of CanWest Media's term debt, and a reduction in its draw under its revolving facility of $65 million.

The total credit available under the Company's Senior Secured Credit facility is $1,707 million, of which the Company had drawn approximately $1,292 million as at February 29, 2004. The facility includes revolving and non-revolving tranches with terms ranging from three to five and a half years. The Senior Secured Credit facility is collateralized by substantially all of the assets of the Company. Scheduled repayments of the Company's Senior Secured Credit facility in the next twelve months amount to $29 million.

Total leverage under the Company's Senior Secured Credit facility was 4.19 times cash flow for debt covenant purposes for the twelve months ended February 29, 2004 (2003 - 4.96 times), compared to a covenant of 5.50 times. The provisions of the Senior Secured Credit facility require that, for fiscal years in which the credit rating for the Senior Secured Credit facility is below a prescribed level, the Company make a prepayment of its Senior Secured Credit facility equal to 50% of its free cash flow, as defined under the facility, for such fiscal year. The Company was required to make a prepayment of $42 million in January 2004 in respect of fiscal 2003.

At February 29, 2004 the outstanding principal balance of the junior subordinated notes payable to the Company's parent was $796 million. These notes bear interest at 12.155% and mature in 2010.

The Company has entered into currency and interest rate swaps with certain lenders under its indebtedness. Unrealized losses associated with the Company's interest rate and cross currency interest rate swaps amounted to $372 million as at February 29, 2004. Unrealized gains related to foreign exchange on US$ denominated debt amounted to $251 million as at February 29, 2004. Under its Senior Secured Credit facility the Company is required to maintain a fair value of its currency and interest rate swaps above a prescribed minimum. As well, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, the Company was required to make net recouponing payments of $31 million in the six months ended February 29, 2004. Further strengthening of the Canadian currency and or declining interest rates may result in further prepayment requirements.

Based on current operations, the Company believes that cash flow from operations, together with available borrowing capacity under the senior credit facility, will be adequate to meet its

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anticipated requirements for working capital, capital expenditures, interest and principal payments.

Although the Company has no current undertakings or agreements with respect to material acquisitions or investments, from time to time potential acquisitions and investments are evaluated and, to the extent permitted by the terms of the Company's debt instruments, the Company may make such acquisitions or investments should attractive opportunities arise. The Company expects that the funding for any such acquisitions or investments would come from working capital, borrowing under its Senior Secured Credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these options.

OUTLOOK

The Company's management is optimistic that its Canadian conventional television advertising sales will continue to improve over the balance of the year. Management was encouraged by the month of February when, boosted by the Superbowl and Survivor All Stars, and the strong performance of reality series The Apprentice and Average Joe, Canadian Television recorded positive revenue and EBITDA growth as compared to February 2003. In the third quarter Canadian Television will benefit from of a number of large ratings events, such as the series finales of popular programs such as Friends and Frasier and continued solid ratings from performers such as Survivor. In addition, the stronger ratings at Global in particular, currently with seven of the top ten in Vancouver and five of the top ten in Toronto, are expected to pay off in the next fiscal year with an increased share of television advertising dollars.

The Company is also securing a significant market share in the new universe of specialty channels in Canada. While conventional television is still the largest aggregator of audience share, the Company's portfolio of eight specialty channels continue to grow audience and subscriber base, all well within budget and with little negative impact on EBITDA. At the end of February 2004, the Company's specialty channels had an aggregate number of subscribers of 8,235,600, including more than five million subscribers to Prime TV, the Company's analogue specialty channel.

The solid performance of the Company's Publishing and Online operations is expected to continue for the balance of fiscal 2004. The Company's newspaper properties are expanding their revenue model as leading edge electronic versions of the individual newspapers are rolled out across the country. As of the publication of this report, the National Post, Ottawa Citizen, The Gazette (Montreal), Calgary Herald, Edmonton Journal, Vancouver Sun, The Province (Vancouver) have all launched subscriber based online versions that replicate the newspaper of the day. The Leader-Post (Regina) and Star-Phoenix (Saskatoon) will be online by the end of April 2004. The Company's other newspapers will follow by the end of the fiscal year. The new model has been embraced as subscribers have signed on in numbers higher than anticipated.

The Company's international properties continue to perform well, meeting or exceeding management's expectations and returning double-digit growth in revenue and EBITDA. Both Australian conventional television and outdoor advertising have made solid positive contributions this quarter and throughout fiscal 2004 and those results are expected to continue through the rest of the year. New Zealand's launch of C4 in the last quarter is paying off as the station continues to deliver a young audience to advertisers.

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Management continues to explore opportunities to de-lever the Company and continually assesses the potential to divest non-core assets and consider alternative financing options. The Company remains comfortably within its debt covenants and will only act in the best interests of the long term health of the Company and the best interest of shareholders.